Filed by LogMeIn, Inc.

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: LogMeIn, Inc.

(Commission File No. 001-34391)

Date: July 26, 2016

This filing relates to a proposed business combination involving

LogMeIn, Inc., Citrix Systems, Inc. and GetGo, Inc.

The following email was sent to all employees of LogMeIn, Inc. on July 26, 2016.

Employee Letter

From: Bill Wagner

To: Global LogMeIn Employees

Subject: An Exciting Day – LogMeIn and GoTo Come Together

Hi everyone,

Just moments ago, we announced that we have entered into a definitive merger agreement for LogMeIn to combine with Citrix’s GoTo family of products. This transaction marks the beginning of what we see as an amazing new chapter for our company. Together we’ll become one of the world’s top 10 SaaS companies – a market leader with over $1 billion in revenue, nearly 3,000 employees and more than two million customers in virtually every country across the globe.

You will soon receive an invite from your respective office leaders for an all-hands meeting tomorrow where we’ll walk through more specifics. Each local office will host its own meeting, with the exception of the United States where we will do one big meeting. We’ve also created a new section on InSite intended to keep you informed of transaction details. This site includes an FAQ for employees, links to important materials and a short video. In the meantime, I thought I’d take a minute to let you know why we are doing this and what to expect next.

A rare opportunity

First and foremost, this deal accelerates our stated strategy to define the future of the collaboration, engagement, and identity and access markets while doubling the size of our business. We see this deal as a rare opportunity to fundamentally redefine and lead our industry.

We believe that when you combine GoTo’s broad customer base, business-tested products, and brand recognition with LogMeIn’s renowned focus on user experience, proven ability to win millions of users, and our deep experience running a growth business, you have a recipe for disruption. Specifically, we believe we will have the combined strengths required to:

1.	Combine the world’s best user experience with a seamless communications platform to transform the way people collaborate
2.	Enable simple and secure access for people and businesses as they evolve to an app and cloud-centric world
3.	Empower companies to reimagine customer engagement and support across all digital channels, devices, and media

New possibilities

We expect to bring together the best of both companies’ cultures, while creating new aspects to our culture in support of our new business. The good news is that LogMeIn and GoTo have both always focused on the possibilities and outcomes our technologies deliver for people: LogMeIn seeks to simplify the way people connect to each other and the world around us, and GoTo believes that human connections are at the core of everything they do.

We also believe the combined company will be a leader in innovation with the scale to make larger investments and pursue a broader range of growth opportunities. This will result in more complex operational challenges that in turn will open up new roles, create new opportunities for personal development and offer more room for our employees to build a career.

Many of you will be asked to help with integration planning in the upcoming weeks and months. We recognize that mergers of this scale come with significant challenges and inherent uncertainty. My commitment is that we’ll be as transparent and thoughtful as possible through the transition process and will communicate regular updates.

Staying focused

The proposed transaction is not expected to close until in the first quarter of 2017, and is subject to regulatory approvals and other customary closing conditions. This means that until closing, we remain independent companies with independent objectives that we all must continue to work hard to achieve. I understand that it’s often hard to maintain a business-as-usual approach in these circumstances, but that’s exactly what we all need to do.

We’ve embarked on an amazing new chapter in our company’s history, and I’m excited to start this transformative journey together.

Bill

Forward-Looking Statements

This communication contains “forward-looking statements” concerning LogMeIn, Inc. (“LMI”), Citrix Systems, Inc. (“Citrix”), GetGo, Inc. (“GetGo”), the proposed transactions and other matters. All statements other than statements of historical fact contained in this report are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on the current expectations, beliefs and assumptions of the management of LMI, Citrix and GetGo concerning future developments, business conditions, the Company’s plans to issue dividends in connection with the transaction, and their potential effects. There can be no assurance that future developments affecting the parties will be those that the parties anticipate.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that LMI’s stockholders may not approve the issuance of the Company common stock in connection with the proposed merger, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger, including Citrix’s distribution of the shares of GetGo, may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed transactions, (6) failure to realize the estimated synergies or growth from the proposed transactions or that such benefits may take longer to realize than expected, (7) risks related to unanticipated costs of integration of GetGo by LMI, (8) the effect of the announcement of the proposed transactions or the consummation of the proposed transactions on the ability of LMI and Citrix to retain and hire key personnel and maintain relationships with their key business partners and customers, and on their operating results and businesses generally, (9) the length of time necessary to consummate the proposed transactions, (10) adverse trends in economic conditions generally or in the industries in which the LMI and Citrix operate, (11) adverse changes to, or interruptions in, relationships with third parties unrelated to the announcement, (12) LMI’s ability to compete effectively and successfully and to add new products and services, (13) LMI’s ability to successfully manage and integrate acquisitions, (14) the ability to attract new customers and retain existing customers in the manner anticipated, (15) unanticipated changes relating to competitive factors in the parties’ industries, and (16) the business interruptions in connection with the LMI’s technology systems. Discussions of additional risks and uncertainties are contained in LMI’s, Citrix’s and GetGo’s filings with the U.S. Securities and Exchange Commission (the “SEC”). None of LMI, Citrix or GetGo is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Important Additional Information Will be Filed with the SEC

In connection with the proposed transaction, LogMeIn and GetGo intend to file registration statements with the SEC. LogMeIn will also file a proxy statement. Citrix stockholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents when they become available, and LogMeIn stockholders are urged to read the proxy statement and any other relevant documents when they become available, because they will contain important information about LogMeIn, GetGo, Citrix and the proposed transactions. The proxy statement, prospectus and/or information statement and other documents relating to the proposed transactions (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. The proxy statement, prospectus and/or information statement and other documents (when they are available) can also be obtained free of charge from Citrix upon written request to Investor Relations, 851 Cypress Creek Road, Fort Lauderdale, FL 33309, or by calling (954) 229-5758 or upon written request to LogMeIn, Investor Relations, 320 Summer Street, Boston, MA 02210 or by calling (781) 897-0694.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of LogMeIn. However, LogMeIn, Citrix and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of LogMeIn in connection with the proposed transaction under the rules of the SEC. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of LogMeIn in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the [proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Citrix may be found in its Annual Report on Form 10-K filed with the SEC on February 18, 2016, and its definitive proxy statement relating to its 2016

Annual Meeting of Shareholders filed with the SEC on April 29, 2016. Information about the directors and executive officers of LogMeIn may be found in its Annual Report on Form 10-K filed with the SEC on February 19, 2016, and its definitive proxy statement relating to its 2016 Annual Meeting of Stockholders filed with the SEC on April 8, 2016.